Announcement








                  Company Merrill Lynch International
                  TIDM TTP
                  Headline EMM Disclosure
                  Released 12:24 26 Mar 2003
                  Number 2258J






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 26 March 2003
      Date of dealing 25 March 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      25 March 2003
      Oxford Glycosciences Plc - Common
      Thistle Hotels Plc - Ordinary
      P & O Princess Cruises Plc - Ordinary
      Regus Plc - Ordinary
      AMENDMENT
      state which element(s) of previous disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Oxford Glycosciences Plc

      Class of security Common

      Date of disclosure 26 March 2003

      Date of dealing 25 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 142

      Highest price paid* GBP1.86

      Lowest price paid* GBP1.86

      Number of securities sold Nil

      Highest price paid* n/a

      Lowest Price Paid*n/a

      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Thistle Hotels Plc

      Class of security Ordinary

      Date of disclosure 26 March 2003

      Date of dealing 25 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Thistle Hotels Plc

      Number of securities purchased 46,000

      Highest price paid* GBP1.17

      Lowest price paid* GBP1.17

      Number of securities sold 441

      Highest price paid* GBP1.19

      Lowest price paid* GBP1.19

      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in P & O Princess Cruises Plc

      Class of security Ordinary

      Date of disclosure 26 March 2003

      Date of dealing 25 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Carnival Corp

      Number of securities purchased 51,599

      Highest price paid* GBP4.31

      Lowest price paid* GBP4.21

      Number of securities sold 52,060

      Highest price paid* GBP4.31

      Lowest price paid* GBP4.24

      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Regus Plc

      Class of security Ordinary

      Date of disclosure 26 March 2003

      Date of dealing 25 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Regus Plc

      Number of securities purchased 75,000

      Highest price paid* GBP0.16

      Lowest price paid* GBP0.16

      Number of securities sold Nil

      Highest price paid*n/a

      Lowest Price Paid*n/a

      *Currency must be stated

END